UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

GREEKTOWN SUPERHOLDINGS, INC.
(Name of Issuer)

SERIES A-1 CONVERTIBLE PREFERRED STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

392485207
(CUSIP Number)

June 30, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 392485207	13G	Page 2 of 12

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

BRIGADE CAPITAL MANAGEMENT, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [x]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5.	SOLE VOTING POWER

NUMBER OF		0
SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		94,999
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	8.	SHARED DISPOSITIVE POWER

		94,999
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

94,999
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
(SEE INSTRUCTIONS)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.5%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No. 392485207	13G	Page 3 of 12

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

BRIGADE LEVERAGED CAPITAL STRUCTURES FUND LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [x]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5.	SOLE VOTING POWER

NUMBER OF		0
SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		94,999
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	8.	SHARED DISPOSITIVE POWER

		94,999
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

94,999
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
(SEE INSTRUCTIONS)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.5%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No. 392485207	13G	Page 4 of 12

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

DONALD E. MORGAN, III
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [x]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	5.	SOLE VOTING POWER

NUMBER OF		0
SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		94,999
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	8.	SHARED DISPOSITIVE POWER

		94,999
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

94,999
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
(SEE INSTRUCTIONS)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.5%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 392485207	13G	Page 5 of 12

Item 1 (a).	Name of Issuer:
Greektown Superholdings, Inc. (the "Issuer")

Item 1 (b).	Address of Issuer's Principal Executive Offices:
555 East Lafayette, Detroit, Michigan 48226

Item 2 (a).	Name of Person Filing:

This statement is being filed by the following persons with respect to the shares of Series A-1 Convertible Preferred Stock ("Preferred Stock") of the Issuer directly owned by Brigade Leveraged Capital Structures Fund Ltd. ("Brigade LCSF"):

(i)	Brigade Capital Management, LLC, a Delaware limited liability company ("Brigade CM") and investment manager to Brigade LCSF;

(ii)	Donald E. Morgan, III, an individual ("Morgan") and a managing member of Brigade CM; and

(iii)	Brigade LCSF, a Cayman Islands exempted company

Brigade LCSF, Brigade CM and Morgan are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons."

A portion of the funds managed by Brigade LCSF were provided by each of Brigade Leveraged Capital Structures Fund LP ("Feeder Fund A") and Brigade Leveraged Capital Structures Offshore Ltd. ("Feeder Fund B", and, together with Feeder Fund A, the "Feeder Funds") through the Feeder Funds' investments in Brigade LCSF.

CUSIP No. 392485207	13G	Page 6 of 12

Item 2 (b).	Address of Principal Business Office or, if None, Residence:
Address for Brigade CM and Morgan:

c/o Brigade Capital Management, LLC
399 Park Avenue, Suite 1600
New York, NY 10022

Address for Brigade LCSF:

c/o Ogier Fiduciary Services (Cayman) Limited
89 Nexus Way
Camana Bay
Grand Cayman KY1-9007
Cayman Islands

Item 2 (c).	Citizenship:
Brigade LCSF – Cayman Islands
Brigade CM – Delaware
Morgan – U.S.A.

Item 2 (d).	Title of Class of Securities:
Series A-1 Convertible Preferred Stock, $0.01 par value

Item 2 (e).	CUSIP Number:
392485207

Item 3.	Not applicable.

CUSIP No. 392485207	13G	Page 7 of 12

Item 4.	Ownership.

For Brigade LCSF, Brigade CM and Morgan

(a)	Amount beneficially owned: 94,999 shares of Preferred Stock

(b)	Percent of class: 6.5%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: 94,999

	(iii)	Sole power to dispose or to direct the disposition of: 0

	(iv)	Shared power to dispose or to direct the disposition of: 94,999

CUSIP No. 392485207	13G	Page 8 of 12

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 2 attached hereto.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 392485207	13G	Page 9 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 2010
BRIGADE CAPITAL MANAGEMENT, LLC

/s/ Donald E. Morgan, III
Signature

Donald E. Morgan, III/Managing Member
Name/Title

BRIGADE LEVERAGED CAPITAL STRUCTURES FUND LTD.

/s/ Donald E. Morgan, III
Signature

Donald E. Morgan, III/Director
Name/Title

DONALD E. MORGAN, III

/s/ Donald E. Morgan, III
Signature

CUSIP No. 392485207	13G	Page 10 of 12

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2.	List of Members of Group

CUSIP No. 392485207	13G	Page 11 of 12

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe such information is inaccurate.

Date: July 9, 2010

BRIGADE CAPITAL MANAGEMENT, LLC

/s/ Donald E. Morgan, III
Signature

Donald E. Morgan, III/Managing Member
Name/Title

BRIGADE LEVERAGED CAPITAL STRUCTURES FUND LTD.

/s/ Donald E. Morgan, III
Signature

Donald E. Morgan, III/Director
Name/Title

DONALD E. MORGAN, III

/s/ Donald E. Morgan, III
Signature

CUSIP No. 392485207	13G	Page 12 of 12

Exhibit 2

Members of Group

Brigade Leveraged Capital Structures Fund Ltd.

Brigade Capital Management, LLC

Donald E. Morgan, III

SK 25586 0003 1114950